
07002716


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
213
SECTION

SECUR. ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue, 5th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Potter, Partner (212) 531-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name – *if individual, state last, first, middle name*)

67 Wall Street, 22nd floor	NY	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip G. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Brokerage, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Ralph A. Daluto, Jr.
Notary Public, State of New York
No. 02DA5013902
Qualified in Richmond County
Commission Expires October 11, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIMENSION BROKERAGE LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

FOR THE PERIOD JANUARY 1, 2006 TO DECEMBER 31, 2006

DIMENSION BROKERAGE LLC
JANUARY 1, 2006 THROUGH DECEMBER 31, 2006

INDEX

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Members of Dimension Brokerage LLC:

I have audited the accompanying statement of financial condition of Dimension Brokerage LLC as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Dimension Brokerage LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Joseph Amundsen, CPA
New York, New York
February 22, 2007

Dimension Brokerage LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 66,607
Receivables from brokers or dealers	1,230,792
Securities owned, at market value	1,186,776
Due from affiliated companies	640,600
Total Assets	3,124,775
Liabilities and Member's Equity	
Accounts payable and accrued expenses	376,200
Securities sold, not yet purchased	712,306
Brokerage fee payable	17,227
Total Liabilities	1,105,733
Member's equity	
Total Member's Equity	2,019,042
Total Liabilities and Member's Equity	$ 3,124,775

See accompanying notes to financial statements.

Dimension Brokerage LLC

Notes to Financial Statements

For the Year Ended December 31, 2006

1. Significant Accounting Policies

Dimension Brokerage LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Philadelphia Stock Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Trading Profits and Net Income

The Company is organized as a partnership, with various classes of partners. Class C partners are entitled to a varying percentage of the Company trading profits. In 2006, the Company had trading profits of $9,490,959. Class C partners were entitled to $7,687,882 of these profits as a partnership distribution, approximately 80%. As a partnership, the Company is liable for tax on income of approximately $353,000, and this trading profits distribution of $7,687,882, reducing its comprehensive income from $8,831,461 to $790,579.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a limited liability company with Class A, Class B, and Class C partners. Taxed as a partnership, the Company has no Federal or New York State tax liabilities. The Company is liable for NYS minimum tax, and NYC unincorporated business tax. The Company has reserved $353,000 for unincorporated business tax for 2006.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2006, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

7. Regulatory Matters

The Examinations Department ("the Staff") of the Philadelphia Stock Exchange, Inc. ("the Exchange" or "PHLX ") has conducted a routine examination of the books and records of Dimension Brokerage, LLC ("Dimension" or "the Firm") for the period August 3, 2005 through November 39, 2005 and July 1, 2006 through July 31, 2006 ("the Review Period"). As a result of its examination, the Staff uncovered possible violations of Exchange rules by Dimension. The Staff of the PHLX's Enforcement Department and Dimension Brokerage, LLC have agreed in principle to settle the possible enforcement action against the Firm which would result in a fine in the amount of $5,000. As per the Staff of the PHLX's Enforcement Department, the Exchange's Business Conduct Committee is expected to authorize the issuance of a statement of charges and simultaneously accept the Firm's Offer of Settlement at its next meeting on February 27, 2007.

8. Subsequent Events

On August 31, 2006, Atlas Trading, LLC ("Atlas") – a PHLX Member Firm, executed a Subscription Agreement to become a Class B Member of Dimension Brokerage, LLC ("Dimension") and deposited $300,000 with Dimension. In November, 2006 Atlas chose to cease trading through Dimension and requested a return of its $300,000 deposit. Pursuant to Dimension's Operating Agreement and the requirements of the Uniform Net Capital Rule of the Securities and Exchange Commission, these monies are subject to a 12 month lock-up period. The Firm is unable to return these monies until August 31, 2007 and has conveyed this information to Atlas. On January 25, 2007, Atlas contacted

the U.S. Securities and Exchange Commission ("SEC") requesting clarification. The SEC has requested that Dimension respond in a written report – which the Firm has complied with. The Firm has supplied copies of the Dimension Operating Agreement and signed Class B Subscription Agreement from Atlas, together with their written response to the SEC.

END